1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 4, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) File Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 326 (“PEA 326”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 451 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 26, 2019. PEA 326 was filed to register Institutional Class, I-2, I-3, Class A and Class C shares of shares of PIMCO Climate Bond Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 326. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: For footnotes 2 and 3 in the fee table, confirm that the dates to be inserted into the brackets will be at least one year from the effective date of the prospectus. Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that the date through which each fee waiver and expense reimbursement agreement is effective will be at least one year from the effective date of the forthcoming 485(b) filing.

Comment 2: Confirm that the contractual waivers referenced in footnotes 2 and 3 in the fee table will be filed as exhibits to the registration statement.

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Response: The Registrant confirms that the applicable agreements will be filed as an exhibit to the Fund’s registration statement.

Comment 3: In footnote 2 in the fee table, please confirm there is no recoupment allowed under this contractual waiver or disclose if recoupment is allowed.

Response: The Registrant confirms that the waiver described in footnote 2 is not eligible for recoupment.

Comment 4: For footnotes 2 and 3 in the fee table, disclose who can terminate each waiver agreement. Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant notes that under the terms of each agreement, only the Registrant may terminate the agreement prior to the then-current term of the agreement, and the current disclosure notes PIMCO’s ability to terminate the agreement and the circumstances under which PIMCO may terminate. In accordance with General Instruction (C)(1) of Form N-1A, as the agreements are beneficial to the Fund, the Registrant does not believe that disclosing its ability to terminate the agreements would be helpful to investors and could result in investor confusion. Accordingly, the Registrant respectfully declines to revise the relevant disclosure in connection with this comment.

Comment 5: In footnote 3 in the fee table, disclose that recoupment is only permitted if when paying recoupment, the Fund does not exceed the expense limit in effect at the time of waiver or at the time of recoupment.

Response: Comment accepted. The disclosure has been revised as follows:

(3)    PIMCO has contractually agreed, through July 31, 2021, to waive a portion of the Fund’s supervisory and administrative fee, or reimburse the Fund, to the extent that the Fund’s organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage of average daily net assets attributable to each class). This Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Fund at least 30 days prior to the end of the then current term. In any month in which the investment advisory contract or supervision and administration agreement is in effect, ~~Under certain conditions,~~ PIMCO ~~may recoup amounts~~ is entitled to reimbursement by the Fund of any portion of the supervisory and administrative fee waived or reimbursed as set forth above (the “Reimbursement Amount”) ~~in future periods, not exceeding three years~~

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during the previous thirty-six months from the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

Comment 6: In the Fund’s principal investment strategies, please revise the 80% policy so that it is restricted to climate-related fixed income investments (or similar term related to climate) and define that term for purposes of the 80% policy. See Rule 35d-1.

Response: The Registrant respectfully declines to revise the Fund’s prospectus to include an 80% policy related to “climate” in the Fund’s name. Rule 35d-1 under the 1940 Act requires that a fund adopt an 80% policy in three situations: (i) when it has a name suggesting investment in certain investments or industries; (ii) when it has a name suggesting investment in certain countries or geographic regions; and (iii) when it has a name suggesting it is exempt from federal income tax or from both federal and state income tax.

The Registrant does not believe that the term “climate” is a term that falls under any of the three categories outlined in Rule 35d-1. “Climate” does not suggest investment in certain industries, countries or geographic regions or suggest that the Fund is exempt from any tax. The term “climate” is not specifically addressed in the Rule 35d-1 adopting release or the Staff’s guidance regarding frequently asked questions about Rule 35d-1, in which the Staff distinguished between a term that suggests an investment objective or strategy and a term that suggests a type of investment.    As used by the Fund, the term “climate” describes a strategy and not a particular type of investment. As described in the Fund’s principal investment strategies:

The Fund invests opportunistically in a broad spectrum of climate focused instruments and debt from issuers demonstrating leadership with respect to addressing climate related factors. Given the long term nature of the risks and opportunities presented by climate change and resource depletion, PIMCO may emphasize investment strategies that are more strategic, or long-term in nature, with less emphasis on short-term, tactical trading strategies.

***

When considering whether an issuer has demonstrated leadership in addressing risk and opportunities around climate related change, PIMCO may consider a variety of factors, such as whether an issuer provides low carbon solutions, has implemented or prepared a transition plan to a low carbon economy or such other factors that PIMCO may determine are relevant.

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When considering an investment, PIMCO may utilize the following resources, among others, to evaluate climate related factors: PIMCO’s internal research and scoring process relating to climate factors, third party research and data providers, an issuer’s alignment with international commitments deemed relevant by PIMCO (such as the 2016 Paris Agreement on climate change), and/or information made available by the issuer, such as carbon emissions and intensity. In determining the efficacy of an issuer’s environmental practices, PIMCO will use its own proprietary assessments of material environmental and climate-oriented issues and may also reference standards as set forth by recognized global organizations, such as entities sponsored by the United Nations.

***

The Fund may avoid investment in the securities of issuers whose business practices with respect to climate specific factors do not meet criteria established by PIMCO. Additionally, PIMCO may engage proactively with issuers to encourage them to improve their environmental practices or preparations for a low carbon economy. PIMCO’s activities in this respect may include, but are not limited to, direct dialogue with company management, such as through in-person meetings, phone calls, electronic communications and letters. Through these engagement activities, PIMCO will seek to identify opportunities for a company to improve its climate focused practices and will endeavor to work collaboratively with company management to establish concrete objectives and to develop a plan for meetings these objectives. The Fund has flexibility to invest in securities of issuers whose climate-related practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives. The Fund may exclude those issuers that are not receptive to PIMCO’s engagement efforts, as determined in PIMCO’s sole discretion.

We respectfully submit that the Fund is not required to adopt an 80% policy with regard to its climate-related strategy given that “Climate,” as used in the Fund’s name, connotes a proprietary strategy, not a particular type of investment. Accordingly, no changes have been made in response to this comment.

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Comment 7: The Fund’s principal investment strategies contain the following sentence:

The Fund has flexibility to invest in securities of issuers whose climate-related practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives.

Confirm that the securities noted in this sentence will not count towards the 80% policy adopted in response to comment 6.

Response: As noted above in response to Comment 6, the Fund respectfully declines to make any changes to its 80% policy. Accordingly, the Fund will count the Fund’s investments described in the noted sentence toward its 80% policy to invest in Fixed Income Instruments, as applicable.

Comment 8: Confirm that any estimated dividend and interest expense on short sales is reflected in the fee table.

Response: Confirmed. To the extent that the Fund is anticipated to incur expenses relating to dividends paid on short sales, the Fund will reflect such actual (or estimated) expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. The Fund may not incur such short sale expenses if the Fund obtains short exposure through derivative instruments that do not result in short sale expenses for the Fund. For example, when investing in short positions with respect to an index, the Fund may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Fund may not incur expenses related to the payment of dividends on short sales.

Comment 9: Please tailor Responsible Investing Risk so that it is focused on climate-related investments or create a new principal risk describing climate-related investments. ADI 2019-08.

Response: Comment accepted. The disclosure has been revised as follows:

~~Responsible~~ Climate-Related Investing Risk: the risk that, because the Fund’s ~~responsible~~ climate-related investment strategy may select or exclude securities of certain issuers for reasons other than performance, the Fund may underperform funds that do not utilize a ~~responsible~~ climate-related investment strategy. ~~Responsible~~ Climate-related investing is qualitative and subjective by nature, and there is no guarantee that the criteria utilized by PIMCO or any judgment exercised by PIMCO will reflect the beliefs or values of any particular investor.

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Comment 10: Identify the lead portfolio manager of the Fund as primarily responsible for its day-to-day management or if there are multiple such portfolio managers that work as a team, disclose that the portfolio managers are “jointly and primarily responsible” for the day-to-day management of the Fund.

Response: Comment accepted. The disclosure has been updated to note that the Fund is “jointly and primarily” managed by the named portfolio managers.

Comment 11: The “Sales at Net Asset Value” section includes the following disclosure:

In addition to the programs summarized above, the Fund may sell its Class A shares at NAV without an initial sales charge to certain types of accounts or account holders, including: individuals or accounts having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series, certain broker-dealers or the Distributor; individuals purchasing shares through certain types of omnibus or wrap accounts; investors engaging in certain transactions related to IRAs or other qualified retirement plan accounts; investors making certain purchases following the announcement of a Fund or share class liquidation or following certain share class conversions; and any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale.

and the “Reductions and Waivers of Initial Sales Charges and CDSCs” section includes the following disclosure:

CDSCs on Class A and Class C shares may be reduced or waived in certain circumstances, including for: redemptions in connection with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or disability; certain redemptions of shares subject to an Automatic Withdrawal Plan; redemptions by individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series or the Distributor; redemptions effected by a Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship, as determined in the sole discretion of the Trust; certain intra-fund exchanges of Class A shares for Institutional Class shares; redemptions by a shareholder who is a

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participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases; and certain redemptions effected by fiduciaries who have purchased shares for certain accounts.

Item 12(a)(2) of Form N-1A has two requirements: (1) that the Registrant briefly describe any arrangements that result in breakpoints or eliminations of sales loads; and (2) that the Registrant identify each class of individuals or transactions to which such arrangements apply. In the Staff’s view, the following language does not sufficiently identify the applicable class of individuals, because the disclosure is too vague:

Sales at Net Asset Value:

(a)        “individuals or accounts having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series, certain broker-dealers or the Distributor;”

(b)         “individuals purchasing shares through certain types of…omnibus accounts;” and

Reductions and Waivers of Initial Sales Charges and CDSCs:

(c)        “redemptions by individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series or the Distributor;”

(d)        “certain redemptions effected by fiduciaries who have purchased shares for certain accounts”

Please revise the disclosure to add specificity as to the class of individuals or transactions that qualify for each of these waiver categories.

Response: Comment accepted. The Registrant will revise the “Sales at Net Asset Value” disclosure as follows:

In addition to the programs summarized above, the Fund may sell its Class A shares at NAV without an initial sales charge to certain types of accounts or account holders, including: current or former Trustees, officers and employees of the Trust or PIMCO Equity Series, and directors, officers and current or former employees of the Distributor, PIMCO, or certain of PIMCO’s affiliates if the account was established while employed ~~individuals or accounts~~

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~~having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series, certain broker-dealers or the Distributor~~; ~~individuals purchasing shares~~ purchases through wrap accounts or certain types of group omnibus plans sponsored by employers, professional or charitable organizations ~~or wrap accounts~~; investors engaging in certain transactions related to IRAs or other qualified retirement plan accounts; investors making certain purchases following the announcement of a Fund or share class liquidation or following certain share class conversions; and any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale.

The Registrant will also revise the “Reductions and Waivers of Initial Sales Charges and CDSCs” disclosure as follows:

CDSCs on Class A and Class C shares may be reduced or waived in certain circumstances, including for: redemptions in connection with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or disability; certain redemptions of shares subject to an Automatic Withdrawal Plan; redemptions by current or former Trustees, officers and employees of the Trust or PIMCO Equity Series, and by directors, officers and current or former employees of the Distributor, PIMCO, or certain of PIMCO’s affiliates if the account was established while employed ~~individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series or the Distributor~~; redemptions effected by the Acquiring Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship, as determined in the sole discretion of the Trust; certain intra-fund exchanges of Class A shares for Institutional Class shares; redemptions by a shareholder who is a participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases; and ~~certain~~ redemptions effected by trustees or other fiduciaries who have purchased shares for certain employer-sponsored plans ~~accounts~~.

Item 12(a)(2) requires that the Fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing

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this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not overwhelming investors with information.”1 The Registrant believes that its disclosure, as revised, is appropriately responsive to this disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing each applicable waiver for front-end sales loads. The Registrant’s disclosure in this regard is informed by the SEC’s intent in requiring this information be briefly described.

Comment 12: In the first sentence of the Characteristics and Risks of Securities and Investment Techniques—Temporary Defensive Positions section, replace or add to “when PIMCO deems it appropriate to do so” with “in attempting to respond to adverse market, economic, political, or other conditions.” See Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: In response to the Staff’s comment, Registrant will revise the disclosure as follows: “For temporary defensive purposes, the Fund may invest without limit in U.S. debt securities, including taxable securities and short-term money market securities in attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO~~, when PIMCO deems it appropriate to do so~~.”

Statement of Additional Information

Comment 13: As required by Rule 423 under the 1933 Act, please confirm that the date on the SAI cover will be approximately the date that the amended SAI will become effective without reference to an earlier date “as supplemented.” See General Instruction C(3)(e).

Response: The Registrant acknowledges the Staff’s request to date the SAI as of the date the SAI will become effective. The sole purpose of PEA 326 was to register the Fund, a new series of the Registrant. In lieu of creating a standalone SAI solely for one new Fund, the Registrant updated the existing multi-series SAI for the Fund, dated July 31, 2019, to add the new series. The definitive post-effective amendment for this purpose will be filed on or about November 8, 2019 and effective on November 12, 2019 (the “485(b) PEA”). The SAI in 485(b) PEA will be dated “July 31, 2019 (as supplemented November 12, 2019).” Just as in PEA 326, the SAI in the 485(b) PEA will include a number of other series of the Registrant in addition to the sole new Fund, and PEA 326 was, and the 485(b) PEA will be, filed under the new Fund identifier only, not all of the other series and classes that were included in the SAI within each of PEA 326 and the 485(b) PEA. This was done for administrative convenience in recognition of the fact that the Registrant always intended to offer the new Fund, together with other series of the Registrant, in the existing July 31, 2019 SAI, not in a new standalone SAI dated November 12, 2019.

[1]	See Disclosure of Breakpoint Discounts by Mutual Funds, Inv. Co. Rel. No. 26464 (June 14, 2004).

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An alternative approach would have been to draft and file a new standalone SAI solely for the new Fund, via a post-effective amendment dated November 12, 2019, and immediately supersede that filing with a 497 filing incorporating the newly effective Fund within the existing July 31, 2019 SAI with a dating convention of “July 31, 2019 (as supplemented November 12, 2019).” In other words, the Registrant could create two different SAIs, one of which would be used solely for PEA 326 and then discarded, the other used for a subsequent 497 filing and actual delivery to shareholders. We respectfully assert that such alternative approach would have created substantial administrative burdens and costs for no discernible benefit, solely to ensure that the SAI within PEA 326 was dated in technical conformance with Rule 423. For these reasons, we respectfully assert that the dating convention used in PEA 326 was appropriate as is.

Comment 14: Please disclose which funds are diversified and which are non-diversified. See Item 16(a).

Response: The funds that are not subject to the fundamental investment restriction regarding diversification requirements (and are therefore non-diversified) are listed by name in Fundamental Investment Restriction 2 in the “Investment Restrictions—Fundamental Investment Restrictions” section of the SAI. Each other fund is subject to Fundamental Investment Restriction 2 and is therefore diversified. The disclosure states, in relevant part:

A Fund may not, with respect to 75% of the Fund’s total assets, purchase the securities of any issuer, except securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities issued by other investment companies, if, as a result (i) more than 5% of the Fund’s total assets would be invested in the securities of that issuer, or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer (this investment restriction is not applicable to the PIMCO California Municipal Bond, PIMCO CommoditiesPLUS® Strategy, PIMCO Emerging Markets Local Currency and Bond, PIMCO International Bond (U.S. Dollar-Hedged), PIMCO Global Bond Opportunities (Unhedged), PIMCO Global Bond Opportunities (U.S. Dollar-Hedged), PIMCO New York Municipal Bond, PIMCO Gurtin California Municipal Intermediate Value, PIMCO Gurtin California Municipal Opportunistic Value, PIMCO Gurtin National Municipal Intermediate Value and PIMCO Gurtin National Municipal Opportunistic Value Funds). For the purpose of this restriction, each state and each separate political subdivision, agency, authority or instrumentality of such state, each multi-state agency or authority, and each guarantor, if any, are treated as separate issuers of Municipal Bonds.

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Notwithstanding the foregoing, the Registrant will add a statement to the SAI listing which funds are diversified.

Comment 15: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

The Funds interpret their policy with respect to concentration in a particular industry under Fundamental Investment Restriction 1, above, to apply to direct investments in the securities of issuers in a particular industry, and to any other investments, such as certain derivatives, that my properly be assigned to a particular industry, as defined by the Trust.

Please delete the word “certain” to clarify that all derivatives (except derivatives on U.S. government securities or tax-exempt municipal bonds), not just certain derivatives, count toward an industry for purposes of determining compliance with concentration policies. The Staff acknowledges that the Registrant has previously responded to this comment by noting that certain derivatives cannot be properly assigned to an industry, for example, total return swaps on an index constituting issuers from a variety of industries. Please provide additional examples of derivatives that, in the Registrant’s view, may not be properly assigned to an industry.

Response: In the Registrant’s view, non-security-based swaps/swaptions (i.e., swaps or swaptions based on an index, an interest rate, volatility, or commodities) and index options are additional examples of derivatives that may not be properly assigned to an industry. As with total return swaps on an index, such instruments may constitute issuers from a variety of industries, and therefore cannot be properly assigned to a particular industry.

Comment 16: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

With respect to investments in Underlying PIMCO Funds by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Core Asset Allocation Fund and PIMCO Inflation Response Multi-Asset Fund, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Trust’s policy on concentration.

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Please revise the disclosure to note that the Funds of Funds consider the portfolio holdings of all underlying funds in which the Funds of Funds invest for purposes of the Funds of Funds’ concentration policies.

Response: The Registrant respectfully declines to make the change requested by the Staff at this time. The Funds of Funds disclose that they do not treat Underlying PIMCO Funds as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance.2 Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with SEC guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a Fund of Funds makes direct investments in securities and instruments not issued by other investment companies, the Fund of Funds will consider the industries to which such direct investments belong for purposes of applying the Fund of Funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund has adopted a policy to concentrate in a particular industry (e.g., the PIMCO Preferred and Capital Securities Fund), the Fund of Funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund. By taking into consideration such concentration policies, the Funds effectively “consider” the holdings of such Underlying PIMCO Funds. However, the Funds of Funds do not look through to the holdings of Underlying PIMCO Funds for purposes of the Funds of Funds’ concentration policy.

[2]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

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Comment 17: Include the sub-adviser’s fee rate for each Fund in addition to the adviser’s fee rates set forth in the Advisory Fee Rates table. See Item 19(a)(3) of Form N-1A, which requires disclosure of “the method of calculating the advisory fee payable by the Fund.”

Response: In consideration of the Staff’s comment, the Registrant has reviewed the Advisory Fee Rates table and has determined not to incorporate revisions at this time. Item 19(a)(3) of Form N-1A requires the disclosure of “the advisory fee payable by the Fund.” As disclosed in the SAI, the sub-adviser is paid by PIMCO, thus such fees are not payable by the Fund.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Stephen Forster, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP